Exhibit 99.1

MoneyHero Launches Project Odyssey to Accelerate Profitable
AI-Driven Growth

●	MoneyHero embarks on a group-wide AI transformation with “Project Odyssey” to build upon over 20% quarter-on-quarter revenue growth in Q2 2025; remains on track for positive Adjusted EBITDA in the later part of 2025.

●	Following the March rollout of its AI Agent for enhanced customer service, the Company launches the beta version of its second AI-powered product “Car Insurance SaverBot” to reduce friction and accelerate insurance conversions.

SINGAPORE, HONG KONG, 24 October 2025 (ET) – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced Project Odyssey, a Group-wide AI initiative intended to accelerate revenue growth and expand operating margins through intelligent automation and conversational product experiences. Concurrent with the launch, the Company has begun deployment of its AI-powered Car Insurance SaverBot Beta on WhatsApp in Singapore.

The launch of Project Odyssey follows a period of strong financial momentum. MoneyHero’s top-line revenue grew by more than 20% quarter-on-quarter from Q1 to Q2 2025, driven by higher conversions across credit card, personal loan and insurance verticals. With that acceleration, the Company remains on track to achieve positive Adjusted EBITDA and generate free cash flow in the later part of 2025, supported by a solid balance sheet with approximately US$30 million in cash and cash equivalents as of 30 June 2025.

Key Financial and Operational Highlights:

●	Q2 2025 Revenue Growth: over 20% quarter-on-quarter from Q1 to Q2 2025

●	Path to Profitability: on track for positive Adjusted EBITDA in the later part of 2025

●	Balance Sheet: approximately US$30 million cash and cash equivalents as of 30 June 2025

●	Member Base: approximately 8.6 million members across Singapore, Hong Kong, Taiwan, and the Philippines as of 30 June 2025

●	Insurance and Wealth Revenue Mix: more than 20% of Group revenue as of 30 June 2025 (targeting more than 30% by year-end 2026)

Following strong top-line momentum, driven by higher conversions in credit cards, personal loans and insurance products, MoneyHero is advancing from cost discipline and operational improvement into a phase that embeds AI across core customer journeys and internal workflows. Project Odyssey is designed to increase conversion, reduce cost-to-serve, and scale higher-margin verticals, supporting the Company’s path to sustainable profitability and free cash flow generation into and through 2026.

“We’ve demonstrated we can grow profitably—Q2 marked our first quarterly net income,” said Rohith Murthy, Chief Executive Officer of MoneyHero Group. “Project Odyssey applies AI pragmatically to remove customer friction and lift conversion across our higher-margin verticals. The Car Insurance SaverBot Beta converts a multi-step form into a single conversation, making it easier for our 8.6 million members to navigate complex financial decisions. Early pilots are encouraging, and our focus is scaling this across our insurance vertical to drive measurable conversion and revenue impact through 2026.”

AI-Powered Car Insurance SaverBot

MoneyHero has launched the deployment of its AI-powered conversational Car Insurance SaverBot Beta on WhatsApp and will enter staged market rollout beginning November 2025 in Singapore, with full deployment expected in 2026.

Car Insurance SaverBot Beta enables users to:

●	compare car insurance policies in real time through natural conversation;

●	understand key policy benefits and access more detailed information; and

●	proceed to complete the purchase of a selected policy option that aligns with the user’s stated needs via a direct link to the relevant insurer’s website.

Internal pilot testing indicates Car Insurance SaverBot Beta reduces customer friction significantly—from an average of 10+ form fields to a guided conversation—with early cohorts showing promising engagement metrics. For example, pilot users completed the quote process in an average of under 3 minutes, compared to 8–12 minutes in the traditional web flow.

Car Insurance SaverBot Beta is designed and operated in accordance with applicable Monetary Authority of Singapore (“MAS”) guidelines for digital insurance brokerages, includes full disclosure protocols and routes complex cases to licensed advisors under human-oversight safeguards. All customer data collected through Car Insurance SaverBot Beta is handled in compliance with applicable MAS requirements and the Personal Data Protection Act 2012 of Singapore.

AI Transformation Strategy

Over the past 18 months, MoneyHero successfully executed its strategic pivot, establishing the operational and financial discipline necessary for its next phase of growth. This foundational work created a lean cost structure, enhanced gross profit per employee, and strategically shifted the Company’s revenue mix toward higher-margin verticals.

Building upon this solid foundation, the Company is now entering its transformation phase. Spearheaded by Project Odyssey, AI will be embedded at the core of MoneyHero’s operations and enhance customer lifetime value to extend top-line growth, expand margins, and unlock scalable profitability into 2026 and beyond.

The strategy is designed to:

●	accelerate revenue growth through smarter product matching and personalised insights;

●	improve margins via AI-assisted workflows and operating leverage; and

●	enhance customer trust with explainable, human-in-the-loop AI systems that escalate complex cases to licensed advisors.

Automation and intelligence will continue to be embedded into the Company’s most resource-intensive workflows—content creation, campaign operations, customer support, and product matching—with each rollout gated by measurable improvements in conversion, cost-to-serve, and compliance. The Company anticipates AI-enhanced products to contribute meaningfully to its insurance vertical growth, in particular, which it expects to represent approximately 30% of total revenue by year-end 2026.

Strategic Context: Greater Southeast Asian Market Opportunity

MoneyHero’s AI strategy leverages its position as one of Greater Southeast Asia’s largest personal finance tech and data platforms, with over 270 commercial partner relationships as at 30 June 2025 and 5.3 million Monthly Unique Users across Singapore, Hong Kong, Taiwan, and the Philippines for the three months ended 30 June 2025. The Company believes its proprietary user data and multi-market infrastructure provide competitive advantages in deploying personalised AI-driven financial insights at scale.

The conversational insurance approach is particularly well suited to Southeast Asian markets, where mobile-first behaviour and messaging platform adoption are significantly higher than traditional web-based transactions. In the Philippines—MoneyHero’s largest market by members, with 68% of total Group membership—WhatsApp and similar messaging platforms are primary channels for financial services discovery and engagement.

“Our AI transformation isn’t just about efficiency—it’s about meeting our users where they are,” added Murthy. “In markets like the Philippines, conversational commerce is the norm. By bringing insurance and wealth products into messaging platforms, we’re removing customer friction and making financial empowerment accessible to millions more families across Southeast Asia.”

2026 Growth Roadmap

Following the Car Insurance SaverBot Beta rollout, MoneyHero plans to extend conversational AI capabilities to:

●	Personal loan and credit card – Applying the conversational model to high-volume credit card and personal loan products;

●	Travel and other general insurance products – A natural extension of Car Insurance SaverBot Beta, leveraging shared infrastructure and deepening insurance vertical penetration; and

●	Wealth products – Bringing AI-driven insights to higher-complexity financial planning.

The Company expects to report Q3 2025 financial results in early December 2025 and will host a conference call following the release of Q3 2025 earnings to further discuss Project Odyssey, including development roadmap, expected financial impact, and 2026 growth strategy.

AI Product Development Timeline

The AI-Powered Car Insurance SaverBot Beta is in final testing phases with public rollout expected to begin in November 2025 in Singapore, followed by a staged rollout in other markets. Performance metrics cited in this document reflect internal pilot testing with select user cohorts and may vary upon full market deployment. The Company expects these AI initiatives to begin contributing to revenue growth in Q4 2025 and to scale through 2026.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended 31 December 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships as at 30 June 2025, and had approximately 5.3 million Monthly Unique Users across its platform for the three months ended 30 June 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investor Relations:

MoneyHero Investor Relations Team
IR@MoneyHeroGroup.com

Media Relations:

MoneyHero Corporate Communications Team
Press@MoneyHeroGroup.com

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